Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD ENTERS AGREEMENT FOR CREDIT FACILITY OF UP TO $70
MILLION WITH SPROTT RESOURCE LENDING PARTNERSHIP

TORONTO, ONTARIO—(Marketwire — April 11, 2012) - Lake Shore Gold Corp. (TSX:LSG)  (NYSE Amex:LSG) (“Lake Shore Gold” or the “Company”) today announced that the Company has entered into an agreement (the “Agreement”) with Sprott Resource Lending Partnership (“Sprott”) for a credit facility (the “Facility”) totaling up to $70 million. The Facility involves two components, a $35 million gold loan (the “Gold Loan”) maturing on May 31, 2015 and a standby line of credit (the “Standby Line”) for an additional $35 million. The Standby Line matures on December 31, 2014.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “Our agreement with Sprott represents a pivotal development for Lake Shore Gold. With this financing, we will have the funds to bring the Timmins West Mine to full production, to complete our mill expansion, and to advance underground work at Bell Creek Mine. Based on our current development plans, we are within 12 to 18 months of Timmins West Mine becoming a significant free cash flow generator, and the debt we have arranged with Sprott will ensure we have the funding to get us to that point, while maintaining a strong and flexible treasury. In our view, Lake Shore Gold’s share price has been adversely affected by market concerns around our balance sheet and capital funding. We have now addressed these concerns and have done so in a manner that involves very little dilution to our shareholders.”

Gold Loan

Under terms of the Gold Loan, the Company will receive $35 million from Sprott upon closing. Repayment of the loan will be through 29 monthly cash payments linked to the gold price on the day prior to the closing of the transaction. For example, assuming the current spot price of US$1,650 per ounce, monthly cash payments would be calculated on 924 ounces of gold per month (with the total repayment equal to the cash value of 26,800 ounces over the life of the Gold Loan). The actual number of ounces will be determined at the time of closing.  The first payment will be made on January 31, 2013, with the final payment to be made on May 31, 2015.

In consideration for entering into the Gold Loan, the Company will make a payment to Sprott of 5,000,000 common share purchase warrants (the “Gold Loan Warrants”). Each of the Gold Loan Warrants shall entitle Sprott to acquire one common share in the Company for a period of 60 months at an exercise price of $1.30 per share representing a 49% premium to today’s closing share price on the TSX. The 5,000,000 common shares eligible for purchase through the Gold Loan Warrants equate to just over 1% of the Company’s existing issued and outstanding common shares. The Gold Loan Warrants shall be subject to a four month hold period and be detachable from the Facility.

Standby Line

The Standby Line shall be for a maximum principal amount of $35 million at an interest rate of 9.75%, compounded monthly. The Standby Line will be made available through two drawdowns with a minimum amount for each drawdown of $10 million. A “Drawdown” fee of 2% will be charged on the principal amounts drawn. Drawdowns will be available upon closing until March 31, 2013. On December 31, 2013, the Company will pay a fee (the “Rollover” fee) representing

4% of the then outstanding principal amount to extend the drawdown period for an additional year. Both the Drawdown and Rollover fees can be paid in either cash or common shares at the option of the Company, subject to certain terms and conditions.

In consideration for entering into the Standby Line, the Company will make a payment to Sprott of 8,000,000 common share purchase warrants (the “Standby Line Warrants”). The Standby Line Warrants have the same terms and entitlements as the Gold Loan Warrants. The 8,000,000 common shares eligible for purchase through the Standby Line Warrants equate to approximately 2% of the Company’s existing issued and outstanding common shares.

Closing of the Facility is subject to certain terms and conditions, including the completion of definitive creditor and inter-credit agreements and approvals, the completion of due diligence and the receipt of all applicable stock exchange and regulatory approvals.

The Facility will rank subordinate to the Company’s existing bank debt with UniCredit of US$50 million.

About Lake Shore Gold

Lake Shore Gold is a gold mining company that is in production and pursuing rapid growth through the successful exploration, development and operation of three wholly owned, multi-million ounce gold complexes in the Timmins Gold Camp. The Company is in commercial production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. A 50% mill expansion, to 3,000 tonnes per day, is advancing towards completion by late 2012. The Company continues to have an active drilling program aimed at supporting current operations and evaluating high-priority exploration targets around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE Amex under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company’s expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” or “forward-looking information” within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as “forward-looking statements.” The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the

Company and its business is available in the Company’s most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:
Lake Shore Gold Corp.

Tony Makuch

President & CEO

(416) 703-6298

Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
(416) 703-6298
Email: info@lsgold.com

Website: www.lsgold.com